Exhibit 99.2

Hidalgo County Criminal District Attorney's Office Digitally Transforms Evidence
Management with NICE Justice

DA's Office for one of the most populous counties in Texas will deploy NICE's AI-powered solution to ensure justice gets done

Hoboken, N.J., April 3, 2025 – NICE (Nasdaq: NICE) today announced that the Hidalgo County Criminal District Attorney's Office has selected NICE Justice, one of the AI-powered solutions in NICE's Evidencentral platform, to digitally transform evidence management, move cases through the justice system faster, and ensure justice gets done. With approximately one million residents, Hidalgo County is one of the most populous counties in Texas.

The cloud-based NICE Justice solution will digitally transform how attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for object detection, automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections. Additionally, NICE Justice enables customizable retention of case evidence in a cloud-based solution that is both scalable and secure.

Hidalgo County Criminal District Attorney Terry Palacios, said, "The Hidalgo County District Attorney's Office is dedicated to seeking the truth and ensuring justice gets done, to giving victims a voice and prosecuting offenders vigorously and fairly. Digital evidence is essential to this mission, but without a system in place to manage our growing digital evidence intake, trial preparation, and comply with discovery obligations, staff can get overwhelmed. With our investment in NICE Justice, we're leading the way in digitally transforming evidence management, to move cases through the justice system faster, and ensure defendants' due process rights are protected through thorough and timely discovery."

Chris Wooten, Executive Vice President, NICE, commented, "The manual work of managing digital evidence can slow the pace of justice. Powered by AI, analytics and workflow automation, NICE Justice removes the manual hurdles involved in managing digital evidence, so attorneys can focus on building cases, and get the complete view of the truth that justice demands."

With a substantial criminal caseload of 24,000 to 30,000 cases annually, ranging from Class 'B' Misdemeanors to Capital Felony offenses, the Hidalgo County District Attorney's office receives evidence from more than 25 different law enforcement agencies. There is no uniform format or method for submitting evidence and most of it arrives on discs and thumb drives, without needed video players. The office also needs to comply with discovery mandates to share evidence with defense counsel which increases staff workload significantly. The cumbersome process of downloading, uploading and copying digital evidence is repeated thousands of times every week.

NICE Justice simplifies and streamlines evidence intake by providing a single, secure online portal for law enforcement agencies to share digital evidence. Uploaded evidence is automatically organized in NICE Justice digital case folders in the cloud to jumpstart case-building. With complete digital evidence consolidated in one place, and the ability to view video and other evidence chronologically on timelines, NICE Justice makes it easy to discover all the facts of a case, to ensure that victims' rights are protected.

NICE Justice also features integrated tools to streamline trial preparation, such as the ability to create video clips, redact evidence, and transcribe and translate audio. The solution also provides a secure, seamless and fully trackable method for sharing discovery with defense attorneys, eliminating the need to manually copy evidence onto CDs and disks.

To learn more about NICE's digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Hidalgo County Criminal District Attorney's Office
Under the leadership of District Attorney Toribio "Terry" Palacios, the Hidalgo County Criminal District Attorney's Office is dedicated to providing justice and protecting the people of Hidalgo County, directly impacting the lives of thousands of Hidalgo County families. With jurisdiction over all criminal cases, the Office takes a holistic approach to justice to reduce recidivism. The Office's various divisions are laser-focused on ensuring justice. The Office participates in many events annually to promote awareness of key issues, including human trafficking and domestic violence. Located in the Rio Grande Valley on the US-Mexico border, Hidalgo County is one of the most populous counties in Texas. More info at https://www.hidalgocounty.us/ and https://hidalgocountyda.com/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE's Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it's responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.